 Exhibit 99.2

Key Terms of the Note

On August 16, 2023, Anghami Inc. (the “Company”) sold and issued to Saudi Research and Media Group (“SRMG”) a senior unsecured convertible note (the “Convertible Note”) in the principal amount of $5,000,000, which is convertible into Company’s ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), subject to certain conditions and limitations set forth in the Convertible Note. The Company sold and issued the Convertible Note pursuant to a Convertible Note Purchase Agreement, dated as of August 16, 2023 (the “Note Purchase Agreement”), between the Company and SRMG. The Company will use the net proceeds from the Convertible Note for working capital, growth and other general corporate purposes.

The Convertible Note

The Convertible Note contains customary events of default, bears interest at a simple rate of 11.0% per annum, due and payable in full three years following the date on which the Convertible Note is deemed issued (the “Maturity Date”), unless earlier repurchased, converted or redeemed prior to such date in accordance with the applicable terms set forth in the Convertible Note.

Subject to any limitations under the rules of The Nasdaq Stock Market LLC (“Nasdaq”), SRMG will have the option to convert the Convertible Note at any time prior to the Maturity Date into a number of Ordinary Shares per $1,000 of principal and accrued and unpaid interest of the Convertible Note based on the following conversion formula: $1,000 divided by the higher of (i) $2.50 and (ii) the volume weighted average price of the Ordinary Shares for the 30-day period immediately preceding the conversion date multiplied by 0.80 (subject to adjustments as provided in the Convertible Note, the “Fixed Conversion Rate”). On or after the Maturity Date, SRMG has the right to convert all or any portion of the outstanding principal amount of the Convertible Note plus accrued and unpaid interest at the Fixed Conversion Rate in lieu of demanding payment.

In the event of a fundamental change (which is generally defined in the Convertible Note to included, among other events, a change in control of the Company, liquidation of the Company, certain delisting events and mergers by the Company), SRMG may require the Company to either convert the outstanding principal amount of the Convertible Note plus accrued and unpaid interest at the Fixed Conversion Rate or repurchase the Convertible Note for cash at a price equal to 120% of the outstanding principal amount of the Convertible Note plus accrued and unpaid interest.

In the event that the Company is required by Nasdaq to delist its Ordinary Shares from the Nasdaq stock market, SRMG has the right to require the Company to convert the outstanding principal amount of the Convertible Note plus accrued and unpaid interest into a number of Ordinary Shares per 1,000 of principal and accrued and unpaid interest of the Convertible Note, a number of Ordinary Shares equal to the lower of (x) $2.50 per share and (y) the volume weighted average price of the Ordinary Shares for the 30-day period immediately preceding the date on which Nasdaq announces its final determination to delist the Company’s Ordinary Shares (subject to adjustments as provided in the Convertible Note).

The Convertible Note includes covenants restricting the Company’s ability to, without SRMG’s consent and subject to certain exceptions included in the Convertible Note, (i) incur indebtedness of any kind that is pari passu or senior to the Convertible Note other than a working capital permitted indebtedness of $10,000,000, (ii) amend its charter documents in any manner that adversely affects any rights of SRMG, (iii) repay, repurchase or offer to repay, repurchase or otherwise acquire more than a de minimis number of shares of its Ordinary Shares or equivalents thereto, (iv) repay, repurchase or offer to repay or repurchase any indebtedness for borrowed money of any kind incurred after the date the Convertible Note is issued or held by any related party or affiliate of the Company, (v) pay cash dividends on any of the Company’s equity securities, (vi) enter into any related party transactions other than for operational purposes, (vii) permit the Company’s consolidated cash balance to fall below $1,000,000 or (viii) lower the exercise price of any existing warrants.

The Note Purchase Agreement

The Note Purchase Agreement contains customary registration rights, representations, warranties, covenants and indemnification obligations by Anghami and SRMG.

The Note Purchase Agreement also provides SRMG with the right to purchase up to an additional $5,000,000 additional principal amount of the Convertible Note within 12 months of the closing.

The Company also granted SRMG registration rights with respect to the Convertible Note, which generally require the Company to file a shelf registration statement with respect to the Convertible Note within eight months of the date of the Note Purchase Agreement subject to certain customary terms and conditions.

Director Designation Agreement

Additionally, pursuant to the Note Purchase Agreement, Anghami and SRMG will enter after closing into a Director Designation Agreement (the “Director Designation Agreement”), pursuant to which the Company shall take all necessary action to cause a member designated by SRMG to remain on, or otherwise be appointed to, the board of directors of the Company for so long as SRMG continues to beneficially own at least 75% of the aggregate principal amount purchased by SRMG of the Convertible Note or the Company’s Ordinary Shares that may be issued upon conversion of at least 75% of the aggregate principal amount purchased by SRMG of the Convertible Note.

Adoption of Home Country Practice

As of the date of the issuance, the Convertible Note is convertible into 2,000,000 Ordinary Shares of the Company at a conversion price of $2.50; however, the conversion price is subject to a customary broad-based weighted average anti-dilution provision for certain issuances of Ordinary Shares by the Company that are deemed dilutive under the terms of the Convertible Note. As a Cayman Islands exempted company listed on the Nasdaq Stock Market, we are subject to the Nasdaq listing standards. However, the Nasdaq Stock Market Rules permit a foreign private issuer, such as the Company, to follow the corporate governance practices of its home country. We have utilized the exemption afforded by Nasdaq Listing Rule 5615(a)(3) to follow home country practice in lieu of certain requirements, including the requirement to obtain shareholder approval before entering into any transaction, other than a public offering, involving the sale, issuance or potential issuance by the Company of Ordinary Shares (or securities convertible into or exercisable for Ordinary Shares) equal to 20% or more of the outstanding Ordinary Shares of the Company or 20% or more of the voting power outstanding before the issuance at a price less than the minimum price determined pursuant to Nasdaq Listing Rule 5635(d). Our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq listing standards applicable to U.S. domestic issuers given our reliance on the home country practice exception.